

# Aimy Steadman · 2nd

Founder and COO at Future/Proof

Austin, Texas · 500+ connections · **Contact info**

**Future/Proof**

The University of Te:
Austin - The Red Mc

---

## Experience



**Founder and COO**
Future/Proof
Nov 2011 – Present · 9 yrs
Austin, Texas Area

Future / Proof develops innovative alcohol beverage brands for next generation of drinkers. Brands include BeatBox Party Punch, Brizzy Seltzer Cocktails, and Corkless Wines.

Learn more at http://www.futureprf.com

---



**Founding Board Member**
Naturally Austin
Jan 2019 – Present · 1 yr 10 mos

---



**Strategic Advisor**
Springdale Ventures
Jan 2019 – Present · 1 yr 10 mos

---



**Venture Partner**
Congress Avenue Ventures
Jan 2020 – Present · 10 mos



















**Member**
Entrepreneurs' Organization
May 2018 – Present · 2 yrs 6 mos

Show 5 more experiences

## Education

**The University of Texas at Austin - The Red McCombs School of Business**
MBA, Entrepreneurship
2011 – 2013

**The University of Texas at Austin**
Bachelor of Science, Advertising
2005 – 2008
Activities and Societies: KVRX

Business Foundations Certificate
Bridging Disciplines Program Certificate in Social Entrepreneurship and Nonprofits

## Skills & Endorsements

**Online Marketing** · 73

Endorsed by **Joshua B. Lee and 2 others who are highly skilled at this**

Endorsed by **6 of Aimy's colleagues at Jo Brumley Texas Venture Labs**

**Email Marketing** · 58

Endorsed by **Mike Holp 🧙 Digital Wizard and 2 others who are highly skilled at this**

Endorsed by **5 of Aimy's colleagues at Jo Brumley Texas Venture Labs**

**Social Media** · 57

Endorsed by **👨‍💻 John Griffin 🤝, who is highly skilled at this**

Endorsed by **4 of Aimy's colleagues at Jo Brumley Texas Venture Labs**

Show more



